CREDIT SUISSE
ASSET MANAGEMENT

November 2, 2005


VIA EDGAR

Mr. Tony Burak
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Credit Suisse Trust (File No. 811-07261)

Dear Mr. Burak:

In a telephone conversation with the undersigned on October 13, 2005, you provided us with comments on the Form N-CSR filed by Credit Suisse Trust (the "Trust"), an open-end management investment company whose series (each, a "Portfolio" and collectively, the "Portfolios") are advised by Credit Suisse Asset Management, LLC ("CSAM"). For your convenience, the substance of those comments has been restated below. The Trust's responses to each comment are set out immediately under the restated comment.

Comment 1. Please add disclosure to the expense tables to the effect that contract fees are not reflected in the expenses shown and if those fees were reflected, the expenses would be higher than those shown.

Response:  We will add the following disclosure to the footnote that appears under each Portfolio's expense table:

           "Expenses do not reflect additional charges and expenses that are, or may be, imposed under the variable contracts or plans. Such charges and expenses are described in the prospectus of the insurance company separate account or in the plan documents or other informational materials supplied by plan sponsors. The Portfolio's expenses should be considered with these charges and expenses in evaluating the overall cost of investing in the separate account."

Comment 2. Please include in the notes to financial statements disclosure about valuation of shares of another investment company held by a Portfolio.

Response:  We will add the following disclosure to paragraph "A) Security
           Valuation" under "Note 1 - Summary of Significant Accounting Policies" in each Portfolio's financial statement:

           "Investments in mutual funds are valued at the mutual fund's closing net asset value per share on the day of valuation."

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CREDIT SUISSE
ASSET MANAGEMENT


Comment 3. Please include in the notes to financial statements more details about the terms of the fee waiver.

Response:  For Portfolios that are subject to contractual fee waivers, we will describe the terms of the waiver, such as the duration and termination provisions. For Portfolios that are subject to voluntary fee waivers, we will add the following disclosure to the end of the first paragraph under "Note 2 - Transactions with Affiliates and Related Parties" in each Portfolio's financial statement:

           "The fee waivers and reimbursements are voluntary and may be discontinued by CSAM at any time."

Each Portfolio hereby acknowledges that the disclosure in the Form N-CSR is the Portfolio's responsibility. Each Portfolio hereby acknowledges that the Staff's comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Form N-CSR and the Portfolio hereby represents that the Portfolio will not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each Portfolio further acknowledges that the Staff's comments do not relieve the Portfolio from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

We trust that our responses to your comments are satisfactory. If you have any questions or comments, please call me at (212) 875-3927.

Very truly yours,

/s/ J. Kevin Gao
----------------
J. Kevin Gao

cc:      Ajay Mehra, Esq.
         Michael A. Pignataro


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